03003529

SEC MAIL RECEIVED PROCESSING
JAN 29 2003
WASH. D.C. 155 SECTION

SUPPL

January 28, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Afri-Can

Marine

Minerals

Corporation

Attention: **Division of Corporate Finance:**
Office of International Corporate Finance

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption File 82-3329**
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements. Please find enclosed a copy of:

- our Annual Report 2002;
- our First Quarter Consolidated Balance Sheets (unaudited);
- Notice of Annual General Meeting of Shareholders and Proxy Solicitation Circular;
- several press releases.

Kindly direct any comments or questions to the undersigned.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Sincerely,

John Stella,
Investor Relations

JS:dm
encls.

dle 2/4

July 17, 2002, Westmount, Quebec — Symbol: AFA (TSX VENTURE)
Press release – for immediate distribution — Shares outstanding: 65,741,975

AFRI-CAN MARINE MINERALS INCREASES ITS INTEREST IN THE BLOCK J TO 60%

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that the Corporation has increased its interest in the Block "J" marine concession in Namibia to 60%, in consideration of a cash payment of NA $825,000 (CDN $125,000).

Block J is the subject of an option and joint-venture agreement signed in October 1999 between Afri-Can and Woduna Mining Holding (PTY) Ltd. in terms of which Afri-Can has the right to acquire additional 10% tranches against payment of NA $825,000 (CDN $125,000) per tranche, up to a total controlling interest of 70%.

Mr. Léveillé stated that : "the positive exploration results to date have led to the decision to increase Afri-Can's interest in the Block J. We are convinced that the Block J is a prime area for further development".

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Exec. V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

August 7, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE MINERALS CLOSES A PRIVATE PLACEMENT TOTALING $1.75 MILLION

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation, is pleased to announce that it has closed private placement agreements totaling $1,750,000.

The private placement comprises 5,833,333 units priced at $0.30 per unit. Each unit consists of one share and one-half warrant. Each full warrant will entitle the holder to acquire an additional share at $0.40 over a period of 18 months. Securities issued in the placement are subject to exchange hold periods expiring December 7, 2002 and July 8, 2003.

Proceeds from the private placement will be mainly used towards the sampling program on Block J in Namibia. Negotiations with contractors are well advanced and shareholders will be kept advised of developments.

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

- 30 -

September 24, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE SIGNS AN AGREEMENT WITH GEMFARM FOR THE FOLLOW-UP SAMPLING OF BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that Afri-Can has concluded an agreement with Gemfarm Investments (PTY) Ltd. ("GF") to conduct the first phase of the follow-up sampling program of its Block J marine diamond concession, situated 105 km north of Luderitz in Namibia.

The sampling program is scheduled to start on or about October 15th and will run for 30 days. This program is a follow-up to the previous reconnaissance sampling which proved the presence of diamonds in different geological features within the concession. This first phase will be conducted on the paleo-surf zone (gravel waves) of feature #8. It provides for the collection of a minimum of eighty 10 sq. m samples and two 100 sq. m bulk samples. The program will be carried-out at a cost of US$ 420,000 and includes mobilization and sorting operation costs.

The program is designed to achieve the following goals:

- determine the continuity of mineralization along and across the features;
- establish sufficient quantitative data for the features to support an inferred resource; and
- establish preliminary data on potential mining economics.

The sampling will be conducted from the vessel mv Lady-S which has a gross tonnage of 1,054 tonnes and is equipped with a 50-tonne-per-hour dense medium separation plant. The sampling tools consist of one 60 cm-diameter "airlift" with a pumping capacity of 1,000 tonnes per hour. Furthermore, the airlift is equipped with a powerful "jetting system".

GF manages a fleet comprising three large mining vessels and four diver-assisted sub-contractor vessels. The company and its associates have operated for twelve years as sampling and mining contractors of offshore diamond deposits. During that period, several major clients have been served in South Africa, Namibia, Australia, Sierra Leone and Russia. In Namibia, their main client is Namdeb (joint venture between the Namibian Government and De Beers).

Feature #8 stands at 125 m below sea level and is a paleo-surf zone feature that extends over an area of 11.7 million sq. m, of which 2 million sq. m have been proven to carry weakly-cemented diamondiferous conglomerate called "gravel waves". Afri-Can is the first company after Namdeb to discover a "gravel waves" deposit. From its "gravel waves" deposit, Namdeb is currently mining about 600,000 carats of gem quality diamonds per year.

From the previous reconnaissance sampling of Block J, 23 diamonds were recovered from 338 samples. Four of these diamonds were recovered from feature #8 of which the largest stone was 0.64 carats. In spite of the fact that the sample size was small for sampling marine diamond deposits (2.1 sq. m), one of the samples recovered in feature #8 contained more than one diamond. This is most significant as it proves that concentrations of diamonds occur in the feature.

Block J is the subject of a joint venture between Afri-Can and Woduna Mining Holding (PTY) Ltd., in terms of which Afri-Can has the right to acquire a controlling interest of 70%. Currently, Afri-Can owns 60% of the concession.

Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian Securities Regulators, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

September 25, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE MINERALS INCREASES ITS INTEREST IN THE BLOCK J TO 70%

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation ("Afri-Can"), is pleased to announce that the Corporation has increased its interest in the Block J marine concession in Namibia to 70%, in consideration of a cash payment of NA $825,000 (CDN $125,000).

Block J is the subject of an option and joint-venture agreement signed in October 1999 between Afri-Can and Woduna Mining Holding (PTY) Ltd. in terms of which Afri-Can had the right to acquire additional 10% tranches against payment of NA $825,000 (CDN $125,000) per tranche, up to a total controlling interest of 70%. To date, the option has been completely exercised and the agreement fully respected.

Mr. Léveillé stated that "the positive exploration results to date have led to the decision to increase Afri-Can's interest in the Block J. We are convinced that the Block J is a prime area for further development".

From the previous reconnaissance sampling, 23 diamonds were recovered from 338 samples. In spite of the fact that the size of the samples were very small for sampling marine diamond deposits (2.1 sq. m), two of the samples recovered more than one diamond. This is most significant as it proves that concentrations of diamonds occur in features # 6 and # 8.

The sediment patches that were proved to be diamondiferous span the whole extent of the lease area, some 45 km, from south to north. The total area of the sediment patches shown to be diamondiferous is approximately 10,000,000 sq. m. Furthermore, geophysical results suggest that additional similar sediment patches amount to approximately 25,000,000 sq m., but these remain to be tested by sampling.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian Securities Regulators, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com

October 24, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE COMMENCES ITS FOLLOW-UP SAMPLING PROGRAM ON BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce it is commencing its follow-up sampling program of its Block J marine diamond concession, situated 105 km north of Luderitz in Namibia.

The Corporation has contracted Gemfarm Investments (PTY) Ltd. ("GF") and its sampling vessel, *mv* Lady S, to conduct the first phase of the follow-up sampling program. The vessel has left the port of Cape Town on October 18, 2002 and reached the concession area on October 23, 2002. The sampling operations should effectively begin on October 24, 2002.

Block J is the subject of a joint venture between Afri-Can and Woduna Mining Holding (PTY) Ltd. signed in October 1999. Currently; Afri-Can holds an undivided interest 70% of the concession.

Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast. To the south of the project, an inferred resource exceeding 4 million carats has been estimated for the region between Halifax and Mercury Islands (*Marine & Coastal, June 6, 2000*).

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

December 9, 2002, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE RECOVERS 84 GEM QUALITY DIAMONDS AND DISCOVERS A NEW MINERALIZED AREA ON BLOCK J MARINE CONCESSION IN NAMIBIA

Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that the first programme of Phase 2 sampling has recovered 84 gem quality diamonds weighing 11.4 carats and discovered a new mineralized area in the Block J marine diamond concession in Namibia.

A total of 25 samples averaging 13.24 sq. m was collected over a sea-floor area of 365,000 sq. m. The samples were taken from two anchor spreads of which 21 samples were excavated in the first spread and four samples on the second spread. 11 samples were taken within a mineralized area, producing 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.

A preliminary analysis of the data by the Afri-Can technical team has concluded that the material sampled is gravel derived from a basal Tertiary conglomerate. The material is therefore of a different nature than the paleo-surf zone gravel waves of Feature #8, discovered in the previous program, which lie adjacent to the area sampled. The basal Tertiary conglomerate outcrop was mapped intermittently along the 40-km length of Block J during the geophysical survey outlined in the Marine and Coastal Report dated June 6, 2000 and represents a previously unrecognised, exploration opportunity.

Summary of the results

Weighing and Sieving Results					
Sample No.	**No. of Diamonds**	**Largest Diamond**	**Smallest Diamond**	**Average carats/stone**	**Total Carats**
J2_008	6	0.200	0.090	0.112	0.67
J2_009	10	0.290	0.100	0.136	1.36
J2_010	10	0.250	0.075	0.123	1.23
J2_011	2	0.170	0.090	0.150	0.30
J2_018	4	0.130	0.090	0.118	0.47
J2_019	13	0.490	0.087	0.169	2.20
J2_020	8	0.270	0.110	0.119	0.95
J2_030	11	0.250	0.075	0.113	1.24
J2_031	1	0.250	0.250	0.250	0.25
J2_032	1	0.090	0.090	0.090	0.09
J2_BS001	18	0.200	0.106	0.127	2.28
TOTAL	**84**			**0.131**	**11.04**

Further detailed analysis is underway in order to provide additional data and to better understand the significance of this newly discovered mineralized area. The dimensions of each sample were accurately measured with high-resolution sonar and this data will be analyzed to determine the degree to which the contractor's equipment was able to penetrate to the deeper horizons, where larger diamonds are predicted to occur. Afri-Can's consultants will also design and recommend further work programs to cover both the material eroded from the Basal Tertiary conglomerate and the gravel waves. Shareholders will be kept advised of new developments.

Due to, among other factors, multiple equipment breakdowns and severe adverse weather conditions, the contractor did not complete the sampling program as set out in the Agreement. As per the Agreement, Afri-can is entitled to a cost reduction and is investigating its rights.

Block J is the subject of a joint venture between Afri-Can and Woduna Mining Holding (PTY) Ltd. Currently; Afri-Can holds an undivided interest in 70% of the concession. Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic fillings with Canadian Securities Regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

January 23, 2003, Montreal, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE CONFIRMS THE DISCOVERY OF A NEW POTENTIALLY ECONOMIC MINERALIZED AREA AND ENHANCES THE TOTAL POTENTIAL OF ITS BLOCK J MARINE DIAMOND CONCESSION IN NAMIBIA

Afri-Can Marine Minerals Corp. ("Afri-Can") is pleased to announce the conclusions of the final report pertaining to the sampling programme conducted in October 2002, on Block J offshore Namibia. The focus of the report prepared by Mr. R. W. Foster and Mr. K. Lord was to determine the geology and potential (size) of the most prospective areas and the potential economics of the concession. Although problems associated with the sampling vessel and equipment resulted in a shortened sampling programme, the authors of the report have been able to draw the following conclusions from the work done:

- The diamondiferous nature of Feature #8, indicated by the phase 1 sampling, has been confirmed, and the extent of the mineralization has been well defined within the area sampled.
- The grade in the defined mineralized area is estimated to be 7.2 carats per 100 m^3 of screened gravel (1.6 mm screen). This implies that, at this stage, the project is within the realm of potential viability. Further sampling work is therefore justified.
- Analysis of phase 1 and 2 samples confirms that the largest stones were found in the deeper samples and this result suggests the presence of two separate populations of diamonds. The more likely reason for this is the presence of two separate diamondiferous zones, the lower of which contains larger stones but lies beneath the indurated horizons that was infrequently sampled by the airlift due to the difficulties encountered by the contractor.
- New geological evidence gained during the voyage has led to improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It appears that there are three types of diamondiferous deposits – marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys.
- The potential of Block J to contain a significant quantity of diamonds has been enhanced by the 2002 sampling programme.

New Feature

During the phase 2 sampling, some fragments of conglomerate were recovered that contained mollusc fossils that were more similar to Lower Tertiary (from 65 to 3 million years ago) forms than to those of the late Pleistocene (from 3 million to 8,000 years ago). The geological model for the area has therefore been reconsidered, and it is now proposed that the formerly "Pleistocene beach" material was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of "gravel lags". Detailed study of the side scan sonar information shows that the material outcrops as a series of small scarps and occurs discontinuously along the whole length of the lease area (45 km). 13 of the phase 1 sample spreads intersected the delineated zones, yielding a total of 12 diamonds. The area of the lag gravel zones is about 17.5 sq. km.

Thus it is now believed that Feature #8 area may contain two mineralized zones: 1) the valley lag gravels adjacent to the basal conglomerate outcrop, and 2) the gravel trapped between the boulders of the "gravel waves" further to seawards (the geological model proposed at the end of the phase 1 sampling programme).

Towards the south of Block J (in Feature #17) two broad valleys occur. Each has a train of gravel waves extending eastwards up the valley from the basal Tertiary outcrop which are mineralized and are targeted for further sampling.

Regional Potential

Tabulated below are the areas (in sq. km) of indicated mineralization and potentially mineralized zones within Block J and the relationship between the findings of the 2001 and 2002 programs:

Geotype	Indicated mineralized zone (km^2)	Potentially mineralized zone (km^2)	Total (km^2)
Fluvial-aeolian	3.7	0.5	4.2
Gravel lag	2.7	14.8	17.5
Gravel waves	1.4	19.0	20.4
2002 ALL	7.8	34.3	42.1
2001 ALL	10.0	25.0	35.0

The differences from the 2001 findings resulted from the review and refinement of the geological model. This will be an ongoing process as more information is gathered and further analysis is done on existing data.

Comparison between 2001 and 2002 shows a reduction in the area of indicated mineralization because the phase 2 sampling gives a better definition in Feature #8. However, the overall potential has increased because recognition of the gravel lag deposits has opened up the potential of the northern paleo-coastline. In addition, recognition of the gravel lag deposits has in turn explained the occurrences of diamonds in isolated depressions and drainage channels cut into the basement surface. This means that the diamond-bearing potential of such features can be more realistically assessed, and their priority for inclusion in future sampling programmes has increased.

Economic Potential

Within the mineralized area, phase 1 and phase 2 sampling (except the bulk sample) together extracted a total of 136.83 m^3 of plantfeed, from which 70 diamonds weighing 9.89 carats were recovered. This amounts to an exploration grade of 0.072 cts/m^3 or 7.2 carats per 100 m^3 of plantfeed. Taking into consideration the uncertainties of grades estimated from exploration activities versus production performance from the same area, production costs in similar marine environments and assuming a diamond value of US$100/carat (below the Namibian average), the authors of the technical report have concluded that the grades indicated in sampling undertaken to date suggest that operations based thereon have the potential to be profitable.

Recommendations

It is recommended that further phase 2 sampling should be undertaken in 2003 with the objective of quantifying the potential of Block J as a whole.

Block J is the subject of a joint venture between Afri-Can and Woduna Mining Holding (PTY) Ltd. Currently, Afri-Can holds an undivided interest 70% of the concession. Block J covers an area of 994 sq. km measuring approximately 45 km long by 21 km wide in water depths ranging from 70 to 167 m. The concession lies on the northern boundary of the known rich diamondiferous deposits currently being mined along the south and central Namibian West Coast.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The estimation of economic potential was completed by a qualified person, Mr. R.W. Foster, employed by Afri-Can. A qualified person, as defined by National Policy Statement 43-101, is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian Securities Regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

Afri-Can Marine Minerals Corporation



Unaudited Consolidated Financial Statements - First Quarter

As at November 30, 2002

SEC RULE 12g3-2(b) Exemption
File 82-3329

Corporate Profile

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in shallow water, north of Luderitz and in deep water near the mouth of the Orange River. The aim of the corporation is to develop and exploit a world-class diamond resource.

The mv Lady S and its onboard equipment



MANAGEMENT'S DISCUSSION AND ANALYSIS

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources:

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest concession area off the coast of Namibia.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. This financial information was prepared in accordance with generally accepted Canadian accounting principles. Unless expressly stated otherwise, all references to dollar amounts are in Canadian Dollars.

Results of operations

For the fiscal period ended November 30, 2002, the Corporation saw its net loss increase by 4%, from $223,123 ($0.01 per share) for the same period last year to $230,983 ($0.01 per share) for the period.

During the period the Corporation invested $119,575 to increase its interest in its portfolio of marine concessions and $641,973 in exploration expenses to increase its understanding of the geology of its concessions.

General and administrative expenses

While the Corporation saw its international exploration and promotional activities intensify during the period, general operating expenses decreased by 7% from $176,512 for the same period last year to $163,492 for the period.

Travelling expenses decreased by 30% from $31,674 to $22,275, public relations expenses decreased by 21% from $42,523 to $33,528, information to shareholders and registration fees decreased by 49% from $10,062 to $5,143, and office expenses decreased by 14% from $25,509 to $21,880 for the same period last year.

Salaries and fringe benefits increased by 8% from $15,111 to $16,332, professional fees increased by 27% from $45,370 to $57,595, and interest and bank charges increased by 30% from $3,510 to $4,568 for the same period last year.

The Corporation's other costs increased by 45%, from $46,611 for the same period last year to $67,491 during the period. The majority of the other costs for the period are composed of a foreign exchange loss of $73,472 while the majority of last year's loss was due to a foreign exchange loss of $56,163.

Foreign exchange losses are the result of Afri-Can's policy of using funds raised in Rand to pay expenses denominated in Rand. Since monetary assets and liabilities of the Corporation denominated in Rand are translated into Canadian Dollars at the exchange rate in effect at the date of the transaction, this will, from time to time, create a foreign exchange accounting loss which does not result from a cash disbursement and is similar to a depreciation cost.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties and deferred exploration and development expenses during the fourth quarter of each fiscal year.

Mining properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested $119,575 to increase its interest in its portfolio of marine concessions in Namibia during the period.

The mining properties are valued at $7,007,424 as of November 30, 2002 ($6,887,849 as of August 31, 2002). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of November 30, 2002); its 70% interest in the Woduna Block J joint venture (valued at $896,207 as of November 30, 2002); its 30% interest in the Together Quando Block B joint venture (valued at $163,245 as of November 30, 2002); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of November 30, 2002).

Exploration and development programs

Afri-Can invested $641,973 during the period in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the period was the completion of a sampling program on the Block J license area.

These funds were invested as follows: $14,946 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,634,740 as of November 30, 2002; $615,613 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $2,474,147 as of November 30, 2002; $5,560 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $493,946 as of November 30, 2002; and $5,854 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $182,177 as of November 30, 2002.

Financing and capital position

Afri-Can's common shares did not increase during the period as no financing activities took place. As of November 30, 2002 Afri-Can had 70,015,975 shares issued and outstanding (valued at $27,869,272), 8,825,852 warrants outstanding and 4,195,000 options outstanding for a fully-diluted share position of 83,036,827.

As of November 30,2002 the Corporation had $132,504 in its treasury.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough

diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing. Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.

Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, January 10, 2003

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Financial Statements

For the first quarter ended November 30, 2002

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Balance Sheet

	As at Nov. 30, 2002	As at Aug. 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 132,504	$ 780,867
Short-term investments	15,036	46,859
Accounts receivable	79,321	73,107
Prepaid expenses	38,757	34,124
	265,618	934,957
Fixed assets (note 2)	39,580	40,976
Mining properties (note 3)	7,007,424	6,887,849
Deferred exploration and development expenses (note 4)	5,785,010	5,143,037
	$ 13,097,632	$ 13,006,819
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 881,720	$ 569,277
Due to directors	68,910	59,557
Shareholders' equity:		
Share capital (note 5)	27,869,272	27,869,272
Contributed surplus (note 5)	124,545	124,545
Deficit	(15,846,815)	(15,615,832)
	$ 13,097,632	$ 13,006,819

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Bernard J. Tourillon Director

(s) Marcel Drapeau Director

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Deferred Expenses

For the first quarters ended November 30, 2002 and 2001

	2002	2001
Exploration expenses:		
Project management and consulting fees	$ 130,200	$ 96,372
Geological exploration fees	476,517	139,347
Traveling	16,524	8,297
Administrative	18,732	52,511
Increase in deferred expenses	641,973	296,527
Balance, beginning of year	5,143,037	3,859,266
Balance, end of year	$ 5,785,010	$ 4,155,793

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

For the first quarters ended November 30, 2002 and 2001

	2002	2001
General and administrative expenses:		
Professional fees	$ 57,595	$ 45,370
Public relations	33,528	42,523
Travelling	22,275	31,674
Office	21,880	25,509
Salaries and fringe benefits	16,332	15,111
Information to shareholders and registration fees	5,143	10,062
Interest and bank charges	4,568	3,510
Depreciation of fixed assets	2,171	2,753
	163,492	176,512
Others:		
Foreign exchange loss	73,472	56,163
Interest income	(4,337)	(9,552)
Gain on fixed assets disposed	(1,644)	-
	67,491	46,611
Net loss	230,983	223,123
Deficit, beginning of year	15,615,832	14,635,515
Deficit, end of year	$ 15,846,815	$ 14,858,638
Net loss per share	$ (0.01)	$ (0.01)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Cash Flows

For the first quarters ended November 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (230,983)	$ (223,123)
Adjustments to:		
Depreciation of fixed assets	2,171	2,753
Unrealized interest revenue	(1,086)	-
Unrealized exchange loss	62,345	-
	(167,553)	(220,370)
Changes in non-cash working capital:		
Accounts receivable	(6,214)	(33,432)
Prepaid expenses	(4,633)	3,792
Accounts payable and accrued liabilities	199,210	(2,422)
	188,363	(32,062)
	20,810	(252,432)
Cash flows from financing activities:		
Due to directors	(6,569)	11,610
Issuance expenses	-	(3,587)
Share capital issuance	-	31,150
	(6,569)	39,173
Cash flows from investing activities:		
Decrease of short-term investments	32,909	111,624
Acquisition of fixed assets	(775)	-
Acquisition of mining properties	(119,575)	(963)
Deferred exploration and development expenses	(575,163)	(248,927)
	(662,604)	(138,266)
Net decrease in cash and cash equivalents	(648,363)	(351,525)
Cash and cash equivalents, beginning of period	780,867	480,277
Cash and cash equivalents, end of period	$ 132,504	$ 128,752

See accompanying notes to unaudited consolidated financial statements.

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

Asset	Method	Rate
Furniture and office equipment	Declining balance	20%
Computer equipment	Declining balance	30%

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

1. **Significant accounting policies (continued):**

(e) Mining properties and deferred exploration and development expenses (continued):

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

(f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

(g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

1. Significant accounting policies (continued):

(i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Fixed assets:

						November 2002
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	50,074	$	29,420	$	20,654
Computer equipment		53,352		34,426		18,926
	$	103,426	$	63,846	$	39,580

						August 2002
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	50,074	$	28,682	$	21,392
Computer equipment		52,577		32,993		19,584
	$	102,651	$	61,675	$	40,976

3. Mining properties:

		Balance as at Aug. 31, 2002	Addition (write-off)	Balance as at Nov. 30, 2002
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$ 5,235,181
Namibia - Block B Quando (option)	(2)	163,245	-	163,245
Namibia - Block J Woduna (option)	(3)	776,632	119,575	896,207
Namibia - Block K (Tsondab)		1,637	-	1,637
Namibia - Block M Kuvelai (option)	(4)	20,044	-	20,044
Namibia - Block N Karas (option)	(5)	57,080	-	57,080
Ghana-Kade		1	-	1
Canada - East Leitch		1	-	1
Namibia - Other		9,028	-	9,028
Mining Properties expense	(7)	625,000		625,000
		$ 6,887,849	$ 119,575	$ 7,007,424

(1) As at November 30, 2002, the Corporation has an interest of 60% (60% as at August 31, 2002) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

(2) As at November 30, 2002, the Corporation has an interest of 30% (30% as at August 31, 2002) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$44,700) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$28,100) combined with the issuance of 100,000 shares to Together.

(3) As at November 30, 2002, the Corporation has an interest of 70% (60% as at August 31, 2002) in the diamond concession known as Woduna (Block J).

(4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$41,400) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$132,500). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000

3. **Mining properties (continued):**

(CDN $103,500) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at November 30, 2002, the Corporation has an interest of 30% (30% as at August 31, 2002) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to 55% in interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $99,400) to Karas no later than one year following the approval of the agreement by the authorities.

(6) As at November 30, 2002, the Corporation has an interest of 90% (90% as at August 31, 2002) in the diamond concession known as Ghana-Kade. In 2001, the Board of Directors had decided to cease the exploration of this concession, which is now held for sale. Since it is not possible to evaluate the net realizable value of the property, management has decided to write it off.

(7) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the minister of Mines and Energy of Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

4. ***Deferred exploration and development expenses:***

	Balance as at Aug. 31, 2002	Addition	Write-off	Balance as at Nov. 30, 2002
Namibia - Namibian Gemstone	$ 2,619,794	$ 14,946	$ -	$ 2,634,740
Namibia - Block B Quando (option)	488,386	5,560	-	493,946
Namibia - Block J Woduna (option)	1,858,534	615,613	-	2,474,147
Namibia - Block K Tsondab (option)(1)	48,185	4,359	-	52,544
Namibia - Block M Kuvelai (option)	26,821	1,495	-	28,316
Namibia - Block N Karas (option)	101,317	-	-	101,317
	$ 5,143,037	$ 641,973	$ -	$ 5,785,010

4. Deferred exploration and development expenses (continued):

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$165,600). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$165,600) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$82,800) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

5. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the period/year, the Corporation issued common shares as follows:

	November 30, 2002		August 31, 2002	
	Quantity	Amount	Quantity	Amount
Balance, beginning of year	70,015,975	27,869,272	55,422,992	$ 23,941,861
Paid in cash	-	-	9,799,083	2,732,435
Exercise of warrants	-	-	775,545	308,118
Exercise of share purchase options	-	-	50,000	10,500
Acquisition of mining properties	-	-	3,162,640	780,660
Conversion of a promissory note	-	-	805,715	282,000
Share issuance expenses	-	-	-	(186,302)
	70,015,975	27,869,272	70,015,975	$ 27,869,272

5. Share capital (continued):

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (4,228,746 as at August 31, 2002) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

A summary of changes in the Corporation's common share purchase options is presented below:

	November 30, 2002		August 31, 2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	4,195,000	$ 0.36	4,268,746	$ 0.40
Granted	-	-	545,000	0.35
Expired	-	-	(418,746)	0.78
Cancelled	-	-	(150,000)	0.21
Exercised	-	-	(50,000)	0.21
	4,195,000	$ 0.36	4,195,000	$ 0.36

Options exercisable as at November 30, 2002:

Number		Exercise price	Expiry date
245,000	$	0.23 to 0.85	0.3 year
200,000		0.85	0.4
1,205,000		0.33 to 0.36	1.3
200,000		0.33	1.3
500,000		0.25	2.1
1,180,000		0.36	2.3
120,000		0.25 to 0.35	3.0
545,000		0.35	4.2
4,195,000			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	November 30, 2002		August 31, 2002	
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Balance, beginning of year	10,121,686	$ 0.34	13,683,145	$ 0.32
Issued	-	-	4,899,541	0.38
Exercised	-	-	(775,545)	0.30
Expired	(1,295,834)	0.34	(7,685,455)	0.33
	8,825,852	$ 0.34	10,121,686	$ 0.34

Warrants exercisable as at November 30, 2002:

Number	Exercise price	Expiry date
3,220,382	0.30	January 2003
705,929	0.30	February 2003
1,592,250	0.33	July 2003
390,625	0.42	September 2003
2,916,666	0.40	January 2004
8,825,852		

During the 2000 fiscal year, the Corporation had sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

6. Statement of cash flows:

	2002	2001
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 2,445	$ 2,443
Income taxes	-	-
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	15,922	28,351
Acquisition of mining properties through issuance of shares	-	155,660
Deferred expenses financed through accounts payable	50,888	19,246
Issuance of shares following conversion of promissory note	-	282,000

7. Financial instruments:

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of those instruments.

8. Environment:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. The environmental consequences are hardly identifiable as to the outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of its management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

9. Related party transactions:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2002	2001
Professional fees	$ 25,685	$ 30,540

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

R.W. (Dick) Foster
Resource Development Manager

Anthony H. Bloom *
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee



Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com

Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: TSX Venture
Shares Oustanding: 70,015,975
Fully Diluted: 84,332,662
SEC 12g3-2(b) exemption: file number 82-3329

AFRI-CAN MARINE MINERALS CORP.

NOTICE
OF AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of AFRI-CAN MARINE MINERALS CORP. (the "Corporation") will be **held at the Marriott Château Champlain, 1 Place du Canada, room Maisonneuve D, Montreal, Quebec, on February 13, 2003 at 10:00 a.m. (Montreal time)** for the following purposes:

1. to receive the financial statements of the Corporation for the year ended August 31, 2002 and the report of the auditors thereon;
2. to elect the directors;
3. to appoint KPMG, Chartered Accountants, as the Corporation's auditors for the next financial year and authorize the directors to fix their remuneration;
4. to consider and, if thought fit, adopt (with or without variation) a special resolution to amend the Articles of the Corporation in order to change the place of the registered office;
5. to transact such other business as may be properly brought before the meeting or any adjournment thereof.

The proxy solicitation circular and the form of proxy prepared in respect of the meeting accompany this notice. The enclosed proxy solicitation circular contains supplementary information on matters to be discussed at the meeting and is hereby deemed to be an integral part of this notice.

Westmount (Quebec), January 9, 2003

BY ORDER OF THE BOARD OF DIRECTORS

(s) Pierre Léveillé
Pierre Léveillé, President

NOTE: **Shareholders eligible to vote but unable to attend in person are requested to complete, sign and forthwith return to the Corporation the enclosed form of proxy in the envelope provided for the purpose.**

SEC RULE 12g3-2(b) Exemption
File 82-3329

AFRI-CAN MARINE MINERALS CORP.
(the "Corporation")

PROXY SOLICITATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Solicitation Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at the date, time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or adjournments thereof for the purposes set forth in accompanying notice of meeting. The solicitation of proxies will be primarily by mail but may be supplemented by telephone or other personal contact by directors of the Corporation, such directors receiving no compensation therefor. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers of the Corporation. Each shareholder submitting a proxy has the right to appoint a person to represent him or her at the meeting, other than the persons named in the enclosed form of proxy. A shareholder desiring to appoint some other person to represent such shareholder at the meeting may do so by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.

A proxy will not be valid and voted unless the completed form of proxy is received by Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8, not less than one day (excluding Saturdays, Sundays and holidays) before the day of the Meeting or any adjournment thereof or delivered to the Secretary or Chairman of the Meeting at the time and place of the Meeting prior to the commencement thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to **Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8**, one day prior to the Meeting or the Secretary or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare the above mentioned address one day prior to the Meeting or of any adjournments thereof, or with the Secretary or Chairman of the Meeting at the time and place of the Meeting, or any adjournments thereof, an instrument in writing revoking the proxy and executed by the shareholder or by his attorney authorized in writing. If the shareholder is a corporation, this instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed from of proxy will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will, on a poll, be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Proxy Solicitation Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

A beneficial holder of common shares of a Corporation (a «Non-Registered Holder») whose Shares are registered in the name of an intermediary (an «Intermediary»), such as a bank, trust company, securities dealer or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant, will be entitled to direct the voting of such holder's shares (unless such entitlement has been previously waived by the holder) by properly completing the proxy or voting instruction form received from the Intermediary or CDS & Co., as the case may be.

If a Non-Registered Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their service companies.**

RECORD DATE

In accordance with Canadian Instruction C-41, the Corporation has set January 15, 2003 as the record date for the meeting. Only the shareholders registered at such date shall have the right to receive the Notice of Meeting as well as all other material pertaining to it and to vote at the meeting.

Any person who acquires shares after the record date is entitled to vote if said person can provide share certificates regularly endorsed or establish in another manner its ownership of the shares, if such person requests that its name be registered on the shareholders' list at least two days prior to the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares without par value, of which 70,015,975 are issued and outstanding as of January 16, 2003. Each issued and outstanding common share of the Corporation confers upon its holder the right to one vote.

To the knowledge of the management of the Corporation, at the date hereof, no person holds, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

AGENDA FOR SHAREHOLDERS' MEETING

Election of the Directors

Presently, the Board of Directors of the Corporation consists of eight (8) directors. Shareholders will be asked to elect eight (8) directors at the meeting. **The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Corporation, of the nominees whose names are set forth in the following table.** Management does not contemplate that any nominee will be unable or unwilling to serve as director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless otherwise instructed in the proxy. Each director elected shall hold office until the next annual general meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Corporation.

Name, Municipality of Residence and Office Held	Director Since (m/d/y)	Shares Over Which Control is Exercised	Principal Occupation
Pierre Léveillé, Montreal, Quebec, President and Director	02-28-1994	955,332	President and CEO of the Corporation
Marcel Drapeau Montreal, Quebec Secretary and Director	09-22-1997	48,000	Attorney M.D. Consultants
Michael Nicolai * Westmount, Quebec Director	29-02-1996	501,286	President Action-Capital Inc.
Chris von Christierson London, U.K. Director	02-01-2000	---	Chairman Rio Narcea Gold Mines Limited
Hugh Snyder * Toronto, Ontario Director	02-01-2000	433,667	President H.R. Snyder Consultants
Anthony H. Bloom * London, U.K. Director	03-10-2000	---	Director RIT Capital Partners Plc.
Steven Kim Hatfield Oklahoma City, USA Director	03-10-2000	839,586	President Crawley Petroleum Corporation
Bernard J. Tourillon Montreal, Quebec Exec. VP & CFO and Director	05-25-2001	1,177,133	Executive V.P. and CFO of the Corporation

* Member of the Audit Committee. Under the Canada Business Corporations Act, the Board of Directors shall have an Audit Committee.

Each nominee as director has supplied information concerning the number of common shares over which he exercises control or direction.

Appointment of Auditors

The management of the Corporation proposes the re-appointment of KPMG, Chartered Accountants, as auditors of the Corporation for the next financial year, and to authorize directors to fix their remuneration.

The persons designated in the enclosed form of proxy intend to vote for the appointment of KPMG, Chartered Accountants, as auditors of the Corporation for the next financial year and to authorize the directors to fix the auditors' remuneration.

Change of Place of the Registered Office

The shareholders of the Corporation are requested to adopt a special resolution:

(1) to authorize the Board of Directors to amend the Articles of the Corporation;

(2) to authorize any director or officer of the Corporation to sign, for and on behalf of the Corporation, the articles of amendment, to do all things and to sign any other document which he, in his sole discretion, may deem necessary or useful in order to give effect to this special resolution; and

(3) to authorize the directors of the Corporation to revoke this special resolution amending the Articles of the Corporation before it is acted upon without further approval of the shareholders.

Unless otherwise indicated, the persons designated in the enclosed form of proxy intend to vote FOR the adoption of the Special Resolution. The Special Resolution must be adopted by at least two-thirds of the votes cast at the Meeting.

COMPENSATION TO EXECUTIVE OFFICERS

The following table sets forth to the extent required by all applicable securities legislation, all annual and long-term compensation for the financial year ended August 31, 2002, paid or payable by the Corporation to executive officers of the Corporation.

SUMMARY OF COMPENSATION TABLE								
ANNUAL COMPENSATION					LONG-TERM COMPENSATION			
					AWARDS			
Name and Position	Year	Salary /Fees ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Share/Units Awarded (#)	LTIP Payouts ($)	ALL OTHER COMPEN -SATION ($)
Pierre Léveillé, Montreal, Quebec, President, CEO & Director	2002	(1) 120,000	28,000		105,000 @ 35¢			
	2001	(1) 110,000	-	-	-	-	-	-
	2000	(1) 110,000	-	-	200,000 @ 33¢	-	-	-
Bernard J. Tourillon Montreal, Quebec Exec. V.P. & CFO and Assistant Secretary	2002	(2) 105,000	15,000		90,000 @ 35¢			
	2001	76,993	-	-	-	-	-	(3) 23,000
	2000	(2) 100,000	-	-	-	-	-	-

SUMMARY OF COMPENSATION TABLE								
ANNUAL COMPENSATION					LONG-TERM COMPENSATION			ALL OTHER COMPEN -SATION ($)
					AWARDS			
Name and Position	Year	Salary /Fees ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Share/Units Awarded (#)	LTIP Payouts ($)	
Marcel Drapeau, Montreal, Quebec Secretary and Director	2002	[4] 64,350			80,000 @ 35¢			
	2001	[4] 56,000	-	-	-	-	-	-
	2000	[4] 15,000	-	-	-	-	-	-
Euan Worthington [6] V.P., Corporate Affairs Wonston, Winchester Hants, England	2002	[4] 7,040						
	2001	[4] 6,700	-	-	200,000 @ 21¢	-	-	-
	2000	-	-	-	-	-	-	-
Chris von Christierson London, England Director	2002	[4] 55,062			50,000 @ 35 ¢			
	2001	[5] 52,798	-	-	-	-	-	-
	2000	-	-	-	300,000 @ 36¢	-	-	-

(1) Amount payable according to the contract of employment. However, Pierre Léveillé has accepted to receive only $90,000.00, $90,768.00 and $129,538.00 in financial years ended August 31, 2000, August 31, 2001 and August 31, 2002.
(2) Amount payable according to the contract of employment. However, Bernard Tourillon has accepted to receive only $78,076.86 and $88,462.00 in financial years ended August 31, 2000 and August 31, 2002.
(3) Reimbursement of moving expenses
(4) According to number of hours invoiced.
(5) Administration and traveling expenses.
(6) Euan Worthington ceased to be officer of the Corporation since May 31, 2002.

Remuneration of Directors

Directors of the Corporation received no remuneration for their services in such capacity during the year ended August 31, 2002.

Long-Term Incentive Plan (LTIP)

The Corporation did not have a long-term incentive awards during the most recently completed financial year.

Options

On February 29, 1996, the shareholders of the Corporation have implemented a stock option plan (the "1996 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 1,450,000 of the common shares of the Corporation. On January 21, 1997, the shareholders approved an amendment increasing that number of shares to 2,450,000. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table sets forth stock options granted to directors and management of the Corporation during the most recently completed financial year as per the 1996 Plan.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	Securities Under Options Granted (#)	Average Price of Securities ($/security)	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options on the Date of the Grant	Expiration Date
Pierre Léveillé	105,000	$0.35	$0.35	$0.35	Jan. 21, 2007
Bernard J. Tourillon	90,000	$0.35	$0.35	$0.35	Jan. 21, 2007
Marcel Drapeau	80,000	$0.35	$0.35	$0.35	Jan. 21, 2007
Chris von Christierson	50,000	$0.35	$0.35	$0.35	Jan. 21, 2007

On March 24th, 1998, the shareholders of the Corporation have implemented a stock option plan (the "1998 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 1,200,000 of the common shares of the Corporation. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

No options were granted to directors nor management of the Corporation during the most recently completed financial year as per the 1998 Plan.

On March 10, 1999, the shareholders of the Corporation have implemented a stock option plan (the "1999 Plan") enabling the Board of Directors to grant options to employees, directors and officers of the Corporation and persons providing on-going services to the Corporation pertaining to a maximum of 2,000,000 of the common shares of the Corporation. The Board of Directors establishes the exercise price and terms and conditions of the options in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

No options were granted to the directors nor management of the Corporation during the most recently completed financial year as per the 1999 Plan.

The following table sets forth option/incentive stock options exercised by the directors and management of the Corporation during the most recently completed financial year as well as the fiscal year-end value of stock options held by the directors and management.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS VALUES					
Name	Securities Acquired on Exercise (#)	Global Amount Paid (CDN $)	Aggregate Value Realized [(1)] (CDN $)	Unexercised Options at the Financial Year End (#) Exercisable /Unexercisable	Value of Unexercised in the Money Options at Financial Year End ($) Exercisable /Unexercisable [(2)]
Pierre Léveillé	--	--	--	800,000/Nil	$0/Nil
Bernard J. Tourillon	--	--	--	420,000/Nil	$0/Nil

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS VALUES					
Name	Securities Acquired on Exercise (#)	Global Amount Paid (CDN $)	Aggregate Value Realized (1) (CDN $)	Unexercised Options at the Financial Year End (#) Exercisable /Unexercisable	Value of Unexercised in the Money Options at Financial Year End ($) Exercisable /Unexercisable (2)
Marcel Drapeau	--	--	--	330,000/Nil	$0/Nil
Chris von Christierson	--	--	--	350,000/Nil	$0/Nil
Hugh Snyder	--	--	--	200,000/Nil	$0/Nil
Euan Worthington	50,000	10,500	5,500	0/Nil	$0/Nil
Kim Hatfield	--	--	--	200,000/Nil	$0/Nil
Anthony H. Bloom	--	--	--	200,000/Nil	$0/Nil
Michael Nicolai	--	--	--	200,000/Nil	$0/Nil

(1) Based on the difference between the option exercise price and the closing market price the Corporation's shares on the date of the exercise.

(2) In-the-money Options are those where the market value of the underlying securities as at the most recent financial year and exceeds the option price. The closing market price of the Corporation's shares as at August 31, 2002 (i.e., the financial year end) was CDN $0.28.

The following table sets out the details concerning all outstanding options granted under the 1996, 1998 and 1999 Plans as at the date hereof:

SUMMARY OUTSTANDING OPTIONS TABLE		
Expiration Date (m/d/y)	Exercise Price ($)	Number of Securities Under Option
1996 Plan		
04/12/03	0.23	70,000
03/18/05	0.36	540,000
11/10/05	0.35	50,000
01/21/07	0.35	418,746
1998 Plan		
03/25/03	0.85	275,000
03/25/03	0.25	100,000
03/25/03	0.33	200,000
03/18/05	0.36	625,000
1999 Plan		
03/18/04	0.33	1,175,000
03/18/04	0.36	30,000
12/21/04	0.25	500,000
03/18/05	0.36	15,000
11/10/05	0.35	50,000
11/10/05	0.25	20,000
01/21/07	0.35	126,254

SUMMARY OUTSTANDING OPTIONS TABLE		
Expiration Date (m/d/y)	Exercise Price ($)	Number of Securities Under Option
Total Options Outstanding		4,195,000

OPTIONS REPRICINGS

The Corporation did not reprice any options held by the directors and management of the Corporation during the most recently completed financial year.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Corporation does not provide retirement benefits for directors and executive officers.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation has a compensation committee comprised of Hugh Snyder, Anthony H. Bloom and Michael Nicolai.

All members of the compensation committee are independent directors of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. In establishing levels of remuneration and in granting stock options, the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The interested executive does not participate in review, discussion or decisions of the compensation committee regarding this remuneration.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE CORPORATION

No senior director or officer of the Corporation or any associate or affiliate of any such director or senior officer, no director and no proposed nominee for election as director was granted loans and is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The Corporation is not part of any pension fund, nor any other compensation agreement in the eventuality of a termination of employment due to a change in control of the Corporation, except a commitment to pay Pierre Léveillé and Bernard Tourillon a sum equal to six (6) months of salary upon termination of their respective employment contract prior to the term thereof.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous proxy solicitation circular and other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or senior officers of the Corporation, any candidate to the post of director, any shareholder beneficially owing shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor any associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Corporation or any proposed transaction which has or would materially affect the Corporation.

LIABILITY INSURANCE

The Corporation subscribed to an insurance policy with respect to directors' and officers' liability. The policy, which began on June 1, 2002 and ends on May 31, 2003, provides a coverage of up to $1,000,000 per event giving raise to a claim. The Corporation pays an annual fee of $10,000 for the policy.

MANAGEMENT CONTRACTS

The management functions of the Corporation are not to any substantial degree performed by any person other than the senior officers and directors (or private companies controlled by them, either directly or indirectly) of the Corporation.

AUDIT COMMITTEE

In accordance with the Canada Business Corporations Act, the Corporation is required to have an audit committee comprised of three directors, a majority of whom are not officers or employees of the Corporation. The Corporation's current audit committee consists of:

Name	Present Office
Anthony H. Bloom	Director
Hugh Snyder	Director
Michael Nicolai	Director

All members of the compensation committee are independent directors of the Corporation.

TECHNICAL COMMITTEE

The Corporation has a technical committee comprised of four directors. The Corporation's current technical committee consists of: Chris von Christierson, Kim Hatfield, Hugh Snyder and Pierre Léveillé.

CORPORATE GOVERNANCE PRACTICES

Whereas the TSX Venture Exchange adopted guidelines (the "'Guidelines") with respect to the disclosure by listed corporations of their approach to corporate governance, the Board of Directors (the "Board") of Afri-Can Marine Minerals Corp. (the "Corporation"), after having reviewed the Guidelines and having received advice from its counsel and in accordance with policy 3.1 of the TSX Venture Exchange, undertook to implement Guidelines it found appropriate having due regard for the Corporation's size and its present stage of development.

Mandate of the Board

The Board's mandate is to oversee the conduct of the Corporation's business and to supervise and assess management, which is responsible to the Board for the day-to-day conduct of business.

The Board assumes responsibility for the stewardship of the Corporation. Decisions such as:
- entering into options and joint-venture agreements with partners;
- acquisition of properties or licensed concessions;
- issuance of press releases;
- raising of funds by placement or otherwise;
- exploration and sampling program;
- remuneration and indemnity paid to Directors or management upon recommendation of Remuneration Committee;
- granting and/or cancellation of options;
- posting information on Corporation's web site;

require prior approval of the Board.

As part of its overall "stewardship responsibility", The Board assumes responsibility for the following matters:

1. Adoption of a strategic planning process: given the Corporation's size, its strategic plan, which shall take into account, among other things, the opportunities and risks of the business, is elaborated at the Board level, with the assistance of management;

2. Identification of the principal risks of the Corporation's business: as long as the Board directly oversees most aspects of the Corporation's business, it does not, for the time being, require the implementation of appropriate systems or the creation of committees to effectively monitor and manage these risks;

3. Succession planning, including appointing, training and monitoring senior management: no elaborate systems of selection, training and assessment of management are established for the time being, as these would prove too costly given the Corporation's size and its present stage of development; however the Board closely monitors and measures management's performance against the overall strategic plan, through reports by, and regular meetings with management and communications by e-mail on a day-to-day basis to all Directors in respect of any event involving the Corporation;

4. Communication policy: the Board commits to communicate effectively with its shareholders, other stockholders, analysts and the public in general, through statutory filings, mailings and web site, as well as press releases; the shareholders are also given an opportunity to make comments or suggestions at shareholders' meetings; these comments and suggestions, when appropriate and relevant, are then factored into the Board's decisions. No selective information disclosure by management or any member of the Board are allowed and prior disclosure information must be forwarded to the Board for comments and approval. This communication policy is reviewed annually.

5. Ensuring the integrity of the Corporation's internal control and management information systems: given the reports form, and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

Also, management and personnel of the Corporation shall be available and spend time in order to receive, by telephone and mail, shareholder feedback in respect of the business and the performance of the Corporation. The Corporation's web site must be set up in order to permit shareholders giving their view thereon.

Furthermore, the Board expects from management:

i) the performance of its duties and the fulfillment of its responsibilities in good standing and efficient manner;
ii) the performance of its duties in accordance with normally accepted industry standards within each area of activity, and to act in accordance with articles, by-laws and resolutions, and/or Board decisions and to adhere to the directives of the Board;
iii) the compliance with all applicable laws, regulations and standards of all relevant authorities having jurisdiction over the Corporation. Members of management shall diligently devote time and efforts that may be reasonably requested in the management of the Corporation and shall perform their responsibilities conscientiously, efficiently and at the best of their abilities.

Composition of the Board and Establishment of Board Committees

The Board is comprised of eight (8) directors, of which five (5) are "unrelated directors", i.e., directors who are independent of management and are free from any interest and any business or other relationship other than interests and relationships arising from shareholding, which could, or could not be reasonably perceived to, materially interfere with the directors' ability to act with a view to the Corporation's best interests. The Board shall be composed of a majority of unrelated Directors.

The Board undertakes to review its compliance with the Guidelines on an on-going basis and might consider, if and when necessary, the opportunity to increase the number of its directors or to seek replacement of directors, if need be in light of such review.

In keeping with the Guidelines, the Board examined the possibility of setting up various committees such as a Nominating Committee, a Governance Committee or Director Assessment Committee. Therefore, it was decided that the full Board would assume the functions of the three (3) above-mentioned committees for the time being and that such decision will be periodically reviewed by the Board, having due regard for the Corporation's evolution. The Board has already created an Audit Committee since it is required to do so under the Canada Business Corporations Act. The Board has also created a Remuneration Committee and a Technical Committee.

The Remuneration Committee's duties are assumed by the Audit Committee which are mainly to review the officers' and management's remuneration. The Technical Committee is composed of four (4) members, among them three (3) are unrelated Directors. The main Technical Committee's duty is to review and appraise the technical consultants and management recommendations in regard to exploration work and the analysis thereof and the interpretation of results.

The responsibility for proposing new nominees to the Board and for assessing Directors on an ongoing basis is assumed by the full Board. Every Director is entitled to bring the matter to the Board.

All committees created by the Board shall be composed of a majority of unrelated Directors, except for the Audit Committee which shall be composed only of unrelated Directors.

And all of the members of the Audit Committee should have the ability to read and understand a balance sheet, an income statement and a cash flow statement. Furthermore, at least one member should have the ability to analyze and interpret a full set of financial statements including the notes attached thereto in accordance with Canadian generally accepted accounting principles.

The Audit Committee shall be satisfied of the independence of the external auditor and maintain a good relationship with it. The Audit Committee will have direct communication channels with the

internal and external auditors to discuss and review specific issues as appropriate. External auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders.

The Audit Committee shall discuss with the auditor the quality and not just the acceptability of the Corporation's accounting principles. The Audit Committee shall, if need be, implement structures and procedures to ensure that it meets the auditor on a regular basis in the absence of management.

The Board of Directors will review and reassess the adequacy of the Audit Committee's charter on an annual basis.

The Corporation does not provide a formal orientation and education program for new Directors for the time being. However, new directors shall be given an opportunity to familiarize themselves with the Corporation by meeting other members of the Board as well as members of management. Moreover, new directors shall be invited to meet with the Corporation's counsel to be familiarized with their legal responsibilities.

Board's Performance and Directors' Compensation and Indemnification

Without convening a special meeting for this purpose, the Board shall periodically perform an assessment exercise addressing its effectiveness, with input from management. Board remuneration is to be divulged in all Proxy Solicitation Circulars to be sent to shareholders prior to meetings.

Board's Relations with Management

The functions of Chairman of the Board and the President are exercised by two distinct persons and the Chairman of the Board is not a senior officer nor a member of management. The Chairman of the Board leads the Board with responsibility to ensure the Board discharges its responsibilities. Board meetings shall be held periodically at least twice a year and so often as the Chairman may decide.

Evolution of Practices

The aforementioned corporate governance practices, as currently drafted, are subject to changes along with the Corporation's evolution. Therefore, the Board shall remain sensitive to corporate governance issues and shall continuously seek to set up the necessary measures, control mechanisms and structures to ensure an effective discharge of its responsibilities without creating additional overhead costs and reducing the return on shareholders' equity. The Board shall remain committed to ensuring the long-term viability and profitability of the Corporation, as well as the well being of its employees and of the communities in which it operates.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of this Management Proxy Solicitation Circular and its sending to the shareholders.

Westmount, Quebec, January 9, 2003

AFRI-CAN MARINE MINERALS CORP.

By: *(s) Pierre Léveillé*

Pierre Léveillé, President

By: *(s) Bernard J. Tourillon*

Bernard J. Tourillon, Exec. V.P. and CFO